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Ancho Honey

New American Restaurant

St George, ME 04860
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $50,000 invested.
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THE PITCH
Ancho Honey is seeking investment to open a new spin-off restaurant.
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OUR STORY

In 2019, we realized there was a glaring hole in Midcoast Maine's burgeoning food scene. While you could throw a stone and hit an amazing chef doing innovative, imaginative work at a premium price point, or easily find a chain restaurant churning out the same microwaved dredge, there weren't many options in between.

We opened Ancho Honey in an effort to bring high-quality, affordable food to everybody, while maintaining extraordinarily high levels of creativity, quality, and attention to detail.
We chose an unlikely building for our restaurant: A rambling 75 year old farmhouse in my childhood neighborhood, located ten miles down the end of a peninsula, with limited equipment, highly seasonal traffic, and an extremely lean staff.
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THE OUTCOME

Despite a global pandemic nipping at our heels in our first year, the restaurant flourished. We found our customers, and we started earning lots of attention for both our cheeseburgers (nominated for "Best in the State" by Down East Magazine in 2022 and 2023) and especially for our fried chicken sandwiches, served only one day per week.

In fact, these chicken sandwiches have developed an almost cult-like following.
Maine Magazine even listed them as one of the best fried chicken sandwiches in Maine, in 2022, competing with much larger and more well-funded restaurants in Maine's major metropolitan areas.
Because of our tiny kitchen, we've had to cap the number of fried chicken sandwiches sold each Sunday to just 100, the maximum number we're able to produce given the limitations of our space and our equipment.
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THE OPPORTUNITY

So we got to thinking: What if we took the most successful elements of Ancho Honey, and spun them off into a brand new restaurant, built around the most successful aspects of our current business? And what if we parked this restaurant not in a tiny fishing village with just a few thousand residents in the middle of nowhere, but smack on Route One, in our most active nearby commercial district? That's where our new restaurant, "Honey's Fried Chicken Palace," will open its doors.

The Route One corridor linking Thomaston and Rockland has seen a boom in development in recent years.

The big chains are taking notice: Starbucks and Jersey Mike's have recently broken ground nearby, joining Dunkin' Donuts, Wal Mart, Lowe's Home Improvement, Tractor Supply, McDonald's, and Applebee's, as well as several car dealerships, banks, a locally-famous ice cream stand, and a major movie theatre.

It's impossible to conduct any business of any kind in our county without passing right through, and the flow of customers is much less seasonal; this section of Maine stays busy year-round, independent of tourism.

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THE PROGRESS - LEASE SECURED

We were fortunate to find a perfect home for our new restaurant: A tiny Chinese take-out place, recently shuttered, tucked away in a commercial plaza, that is a blank slate and a prime location for this new opportunity. It boasts twice the seating capacity of Ancho Honey, with a 1000 square foot commercial kitchen that nearly triples the amount of space we have currently.

I've secured the lease, and now it's time to build.

The space needs work: Electrical and plumbing systems will need to be revisited, as well as paint and flooring throughout.

We'll also need to purchase equipment, furnish the dining room, hire staff, and establish new signage.

While I've got some money to pour into this new venture, sharing the opportunity through community investment will help shore up the additional capital needed to knock this out of the park.

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WHY WE FEEL GREAT ABOUT THIS

It's intimidating, but we have a lot going for us that we didn't have when we opened Ancho Honey:

We have a proven product, both in terms of budget and popularity.

We aren't kidding: Typically, our chicekn sandwiches are sold out within hours. Our record is 84 minutes after opening. Building a new restaurant around our highest-margin, most popular product just makes sense.

We've got the customers, many of whom drive hours each week for their "chicken sando fix," who will be delighted to find a more convenient location, closer to where they live and do business.

We've got the experience in building a rabidly successful business in an unlikely place.

We just need the capital to bring the new business to life.

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PRESS

Ancho Honey's Delicious Timing

Bedell brings year-round dining option to heart of Tenants Harbor

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Renovation and build out $20,000

Equipment $16,000

Furniture $2,500

POS and electronics $3,000

Initial inventory $1,000

Lease and legal $1,500

Operating Capital $3,000

Mainvest Compensation $3,000

Total $50,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $800,000 $920,000 $1,012,000 $1,082,840 $1,136,982

Cost of Goods Sold $380,000 $437,000 $480,700 $514,349 $540,066

Gross Profit $420,000 $483,000 $531,300 $568,491 $596,916

EXPENSES

Recurring Expenses $300,000 $307,500 $315,187 $323,066 $331,142

Operating Profit $120,000 $175,500 $216,113 $245,425 $265,774

This information is provided by Ancho Honey. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investment Round Status

$50,000

TARGET

$124,000

MAXIMUM

This investment round closes on December 22nd, 2023. 0 people have invested so far.

Summary of Terms
Legal Business Name Hive Group
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 1%-2.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2030
Financial Condition
Historical milestones

Ancho Honey has been operating since July, 2019 and has since achieved the following milestones:

Opened location in Tenants Harbor, ME

Achieved revenue of $28.000 in 2019, which then grew to $383,000 in 2022.

Had Cost of Goods Sold (COGS) of $5,000, which represented gross profit margin of 82% in 2019. COGS were then $105,00 in 2022, which implied gross profit margin of 72%.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Ancho Honey forecasts the following milestones:

Secure lease in Thonaston, ME by October 2023.

Hire for the following positions by March 2024: General Manager, Line Cook, Counter Help, Dishwasher

Achieve $300,000 revenue per year by 2024.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Ancho Honey's fundraising. However, Ancho Honey may require additional funds from alternate sources at a later date.

Financial liquidity

Ancho Honey has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Ancho Honey expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Ancho Honey to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Ancho Honey operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Ancho Honey competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Ancho Honey's core business or the inability to compete successfully against the with other competitors could negatively affect Ancho Honey's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Ancho Honey's management or vote on and/or influence any managerial decisions regarding Ancho Honey. Furthermore, if the founders or other key personnel of Ancho Honey were to leave Ancho Honey or become unable to work, Ancho Honey (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Ancho Honey and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Ancho Honey is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Ancho Honey might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Ancho Honey is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Ancho Honey

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Ancho Honey's financial performance or ability to continue to operate. In the event Ancho Honey ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Ancho Honey nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Ancho Honey will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Ancho Honey is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Ancho Honey will carry some insurance, Ancho Honey may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Ancho Honey could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Ancho Honey's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Ancho Honey's management will coincide: you both want Ancho Honey to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Ancho Honey to act conservative to make sure they are best equipped to repay the Note obligations, while Ancho Honey might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Ancho Honey needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Ancho Honey or management), which is responsible for monitoring Ancho Honey's compliance with the law. Ancho Honey will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Ancho Honey is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Ancho Honey fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Ancho Honey, and the revenue of Ancho Honey can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Ancho Honey to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Ancho Honey. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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